

July 3, 2007

Via Facsimile (225) 647-9112 and U.S. Mail

Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
916 South Burnside Avenue
Gonzalez, LA 70737

>   **Re: Crown Crafts, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 29, 2007**
>   **File No. 001-07604**

Dear Ms. Vidrine Samson:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Voting Information – Solicitation of Proxies, page 5

1.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

2.   We note that you may employ various methods to solicit proxies, including mail, personal interview, telephone or other means. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of

Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3. Please describe what other methods of soliciting proxies will be used rather than state "other means."

Proposal 1: Election of Directors, page 7

4. Please provide the disclosure required by Item 5(b)(1)(vi)-(xii) of Schedule 14A.

Additional Information, page 13

5. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions